



March 25, 2010



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TXCO Resources, Inc.
Incoming letter dated March 24, 2010

Based on the facts presented, the Division will not object if TXCO Resources stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that TXCO Resources has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, TXCO Resources will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2010

Mail Stop 4561

Daryl L. Lansdale, Jr.
Fulbright and Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792

Re: TXCO Resources, Inc.

Dear Mr. Lansdale:

In regard to your letter of March 24, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
300 CONVENT STREET, SUITE 2200
SAN ANTONIO, TEXAS 78205-3792
WWW.FULBRIGHT.COM

TELEPHONE: (210) 224-5575 FACSIMILE: (210) 270-7205

March 24, 2010

Rule 12h-3 under the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

Via E-mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Email: cfletters@sec.gov

Re: TXCO Resources Inc. (Commission File Number 000-09120)

Ladies and Gentlemen:

On behalf of TXCO Resources Inc., a Delaware corporation (the "Company"), we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with the Company's view that the Section 10(a)(3) updates of the Company's registration statements during the fiscal year ended December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 to suspend the Company's duty to file with the Commission the reports required by Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As detailed below, upon the Company's emergence from Chapter 11 bankruptcy proceedings: (i) the securities which triggered the reporting obligation have been cancelled; (ii) the reorganized Company ("Reorganized TXCO") is now privately owned; and (iii) the Company has filed post-effective amendments removing from registration any unsold securities covered by its registration statements on Forms S-3 and S-8 (the post-effective amendments to the Form S-8 registration statements became effective when filed on February 12, 2010; the post-effective amendments to the registration statements on Form S-3 became effective on February 18, 2010 and March 22, 2010).

Background

On May 17, 2009, the Company and its subsidiaries TXCO Energy Corp., Texas Tar Sands Inc., Output Acquisition Corp., Opex Energy, LLC, Charro Energy, Inc., TXCO Drilling Corp., Eagle Pass Well Service, L.L.C., PPL Operating, Inc., Maverick Gas Marketing, Ltd., and Maverick-

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES • MINNEAPOLIS
MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

Dimmit Pipeline, Ltd. (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the Western District of Texas San Antonio Division (the "Bankruptcy Court") (Case Number 09-51807). On January 11, 2010, the Debtors entered into a definitive Purchase and Sale Agreement (the "Purchase Agreement") to sell a substantial portion of the Debtors' assets to Newfield Exploration Company ("Newfield") and Anadarko E&P Company LP ("Anadarko," and together with Newfield, the "Purchasers"). As a result, the Debtors filed the Second Amended Plan of Reorganization for TXCO Resources Inc., et al., Debtors and Debtors-in-Possession based on Sale of Debtors' Assets (the "Plan"). On January 27, 2009, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Plan, as modified pursuant to the ruling of the Bankruptcy Court and agreements of various parties. On February 11, 2010 (the "Effective Date"), all conditions to consummation of the Plan were satisfied or waived in accordance with the Plan, the Plan became effective, and Reorganized TXCO emerged from Chapter 11. Pursuant to the terms of the Plan and the Confirmation Order, Reorganized TXCO had one stockholder of record as of February 11, 2010.

Pursuant to the Plan, the Company cancelled and extinguished, as of the Effective Date, all of its then-outstanding equity interests, including shares of its common stock, par value $0.01 per share (the "Old Common Stock"), all of its restricted shares of Old Common Stock, and all of its outstanding stock options to purchase Old Common Stock granted under the Company's Incentive Plans (as defined below).

The Plan authorized Reorganized TXCO to issue up to two shares of new common stock (the "New Common Stock"). Under the Plan and the Confirmation Order, one share of New Common Stock was issued to the TXCO Liquidating Trust (the "Liquidating Trust"). Under the Plan, the share of New Common Stock issued to the Liquidating Trust is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145 of the Bankruptcy Code,[1] and will not be publicly traded.

The Company's Reporting Obligations Under Section 13(a)

Pursuant to a Form 8-A filed with the Commission on February 1, 1989, the Old Common Stock was registered under Section 12(g) of the Exchange Act. From July 13, 2009, until the Effective Date, the Old Common Stock was quoted on the other-OTCBB quotation system under the symbol "TXCOQ." Prior to July 13, 2009, the Old Common Stock was listed for trading on the Nasdaq Stock Market. As a result of the Nasdaq Stock Market becoming a national securities exchange on August 1, 2006, the Old Common Stock became registered under Section 12(b) of the Exchange Act. In response to the Chapter 11 proceedings, the Old Common Stock was suspended from trading on May 28, 2009, and the Nasdaq Stock Market, LLC subsequently filed a Form 25 pursuant to Rule 12d2-2, delisting the Old Common Stock effective as of July 13, 2009. As a result of the filing of the Form 25, the Old Common Stock was deregistered under

[1] The Company is not seeking the Staff's view as to whether the issuance of the share of New Common Stock is exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

Section 12(b) of the Exchange Act, and thereupon again became registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-2.

Other than the Old Common Stock covered by the registration statements described below (none of which was outstanding following the Effective Date and all of which has been or will be removed from registration by the post-effective amendments described above), the Company has no other securities that are registered or are required to be registered under Exchange Act. The Company does not have any outstanding debt securities.

Pursuant to Rule 12g-4, the Company expects shortly to file a certification on Form 15 to terminate the registration of the Old Common Stock under Section 12(g). However, upon the suspension of its Exchange Act reporting obligations under Section 12(g), the Company will again become subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while the Company's Old Common Stock was registered under Sections 12(g) or 12(b). The Company seeks to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i), its Section 15(d) reporting obligations by means of filing the Form 15. The Company represents that it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its most recent three fiscal years and is current with respect to all Exchange Act reports as of the date of this request.[2] Accordingly, the undersigned understands that the Company could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act is required to be updated pursuant to Section 10(a)(3) of the Securities Act. Certain registration statements of the Company were post-effectively amended by the Company's Annual Report on Form 10-K for the year ended December 31, 2008.[3]

As of the Effective Date, all of the Old Common Stock was cancelled and there were no remaining holders. However, as of January 1, 2010, the beginning of the Company's current fiscal year, the Old Common Stock was held of record by more than 300 persons. Accordingly, absent relief under 12h-3(a), the Company would remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) until January 1, 2011. On January 1, 2011, there will continue to be no holders of Old Common Stock and the Company's reporting requirements related thereto will be automatically suspended under Section 15(d).

Prior to the commencement of its Chapter 11 case, the Company filed with the Commission registration statements on Form S-8 (File Nos. 333-153218 (effective 2008), 333-87986

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[2] We wish to point out that although the Company has filed all reports required under Section 13(a), while the Company was in bankruptcy, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "Q1 10-Q"), was not filed when originally due (the Q1 10-Q was due on May 11, 2009 and was deemed to be timely filed on May 18, 2009, pursuant to Rule 12b-25(b)(3)). We understand that the fact that a registrant has previously relied upon Rule 12b-25 does not preclude the registrant from suspending its reporting obligations under Rule 15(d) pursuant to Rule 12h-3. (See Exchange Act Release No. 34-20263, dated October 5, 1983.) The Staff has on multiple occasions granted no-action relief when confronted with a company that had failed to file periodic reports on a timely basis in reliance on Rule 12b-25. (See Caraustar Industries, Inc. (available November 9, 2009); Galey & Lord, Inc. (available May 10, 2004); and Medialive International, Inc. (available August 13, 2003).)

[3] We understand this to be the Staff's position pursuant to the undertaking in Item 512(b) of Regulation S-K.

(effective 2002), and 333-16789 (effective 1996)), covering shares of Old Common Stock issuable to certain eligible officers, directors, employees, consultants and service providers upon the exercise of options granted to them under the Company's 2005 Stock Incentive Plan, as amended (the "2005 Stock Incentive Plan"), and the Company's 1995 Flexible Incentive Plan (the "1995 Incentive Plan" and, together with the 2005 Stock Incentive Plan, collectively, the "Incentive Plans"). As of the Effective Date, all shares registered under these registration statements on Form S-8 have been cancelled and extinguished and there were no remaining holders of Old Common Stock. These registration statements were post-effectively amended when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008. Therefore, the Company seeks relief from the limitations imposed by 12h-3(c) with respect to these registration statements.

On August 1, 2008, the Commission declared effective the Company's resale registration statement on Form S-3 (File No. 333-150107) pursuant to which the Company registered on behalf of certain selling stockholders resales by those selling stockholders of 12,998,418 shares of Old Common Stock to be issued from time to time upon conversion of, or exercise of call options entered into in connection with the sale of, the Company's Series D Convertible Preferred Stock and/or Series E Convertible Preferred Stock held by such selling stockholders. In addition, the Company filed with the Commission registration statements on Form S-3 (File Nos. 333-116630 and 333-89888) covering the secondary sale by certain selling stockholders of shares of Old Common Stock. The Company does not know how many of the shares of Old Common Stock remain unsold under these registration statements on Form S-3, but in any case all such shares were cancelled and extinguished and there were no remaining holders of Old Common Stock as of the Effective Date. However, all of these registration statements were post-effectively amended when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008. Therefore, the Company also seeks relief from the limitations imposed by 12h-3(c) with respect to these registration statements.

In 2006, the Company filed a registration statement on Form S-1 (File No. 333-133634) and subsequently filed Amendment No. 1 on May 19, 2006 (as amended, the "S-1 Registration Statement"), covering the resale of 3,133,333 shares of Old Common Stock by certain selling stockholders. On April 30, 2007, the Company filed Post-Effective Amendment No. 1 on Form S-3 to the S-1 Registration Statement to convert the S-1 Registration Statement to a registration statement on Form S-3. The Company does not know how many of the shares of Old Common Stock remain unsold under the S-1 Registration Statement, but in any case all such shares were cancelled and extinguished and there were no remaining holders of Old Common Stock as of the Effective Date. This registration statement was updated pursuant to Section 10(a)(3) when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2008. Therefore, the Company seeks relief from the limitations imposed by Rule 12h-3(c) with respect to this registration statement.

The Bankruptcy

As stated above, on May 17, 2009, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. On January 11, 2010, the Debtors entered into the Purchase Agreement to sell a substantial portion of the Debtors' assets to the Purchasers. On January 27, 2009, the Bankruptcy Court confirmed the Plan. On the Effective Date, all conditions to consummation of the Plan were satisfied or waived in accordance with the Plan, the Plan became effective, and Reorganized TXCO emerged from Chapter 11.

Among other things, the Plan provides that:

i. Substantially all of the Debtors' assets will be sold to the Purchasers pursuant to the Agreement.

ii. Most of the remaining assets will be transferred to the Liquidating Trust for the benefit of holders of the Company's equity interests.

iii. Payment in full will be made on certain allowed claims. Intercompany claims will be discharged at the Effective Time.

iv. Newfield, who was the sole preferred stockholder of the Company that elected to redeem its previously held shares of the Company's preferred stock, will receive a distribution of rights to receive payments (a "Beneficial Interest") from the Liquidating Trust. Newfield is the sole holder of a Beneficial Interest in the Liquidating Trust. Preferred stockholders who did not redeem their preferred stock (the "Preferred Stockholders") will be paid $7,575,000, and holders of Old Common Stock will be paid their pro rata share of $10 million as funds become available.

v. The Plan provides that Newfield will receive no distribution on its Beneficial Interest until such time as the Preferred Stockholders have been paid in full and the aggregate sum of $10 million has been distributed pro rata to the holders of Old Common Stock.

vi. Depending on the proceeds, if any, ultimately received by the Liquidating Trust in respect of the assets it will retain after the closing of the transactions contemplated by the Agreement, the Company anticipates that the Preferred Stockholders and holders of Old Common Stock may receive some cash or other property in respect of the equity interests they held on the Effective Date. However, the amount of cash or other property that may ultimately be received by the holders of Old Common Stock will be limited to $10,000,000 in the aggregate and cannot be paid until the Preferred Stockholders have received $7,575,000.

vii. As of the Effective Date, all old equity interests of the Company were cancelled and extinguished, including the Old Common Stock. As of February 11, 2010, the Company had sent a cease trading request to the Financial Industry Regulatory Authority. Accordingly, as of the Effective Date, the Company's common stock ceased trading and was removed from the OTC quotation systems and the Old Common Stock is no longer traded on any market.

The Company now seeks relief from its reporting obligations under Section 15(d) despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

If the Staff grants the relief sought in this letter, no later than the due date for its next periodic report, the Company will file a Form 15 with the Commission certifying that the Company's Old Common Stock is held of record by fewer than 300 persons, requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 of the Exchange Act and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations. The Company will continue to file all reports required by the Exchange Act and will be current in its Exchange Act reporting until such time as it files the Form 15.

Discussion

The undersigned respectfully submits that:

- upon the filing of the Form 15, the Company should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act; and
- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the Company to file future reports despite the fact that during the Company's current fiscal year the Company had registration statements that were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer had a registration statement declared effective during the current fiscal year, or required to be updated during the current fiscal year, is not applicable in the Company's situation.

The Commission has frequently recognized in similar situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ...." (See Exchange Act Release No. 34-20263, dated October 5, 1983.) In the Company's situation, since confirmation of its Plan:

- all shares of Old Common Stock - the securities to which the relevant registration statements described above related - have been cancelled; and
- the sole authorized, issued and outstanding share of New Common Stock - the issuance of which was exempt from registration under the Securities Act by virtue of Section 1145 of the Bankruptcy Code - is held by the Liquidating Trust.

There are currently fewer than 300 record holders of the Company's securities. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Company and the Purchasers. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. (See Exchange Act Release No. 34-20263, dated October 5, 1983.) The burdens from reporting surely exceed the benefits when (i) no stockholders from registered offerings remain, (ii) one stockholder holds the only share of the New Common Stock and (iii) the New Common Stock is not publicly traded.

The Staff has granted no-action relief where an issuer filed (i) post-effective amendments removing from registration unsold securities under its previously filed registration statements and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. (See Beverly Hills Bancorp Inc. (available March 13, 2009); Ampax Corporation (available November 14, 2008); Galey & Lord, Inc. (available May 10, 2004); and Medialive International, Inc. (available August 13, 2003).) In a situation similar to the facts presented here, the Staff granted no-action relief to Beverly Hills Bancorp, Ampex, Galey & Lord, and Medialive after they emerged from bankruptcy, cancelled their securities that had triggered the reporting obligations and became privately owned. Notwithstanding the fact that certain registration statements of Beverly Hills Bancorp, Ampex, Galey & Lord, and Medialive may have been deemed post-effectively amended by the filing of those companies' Annual Reports on Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 to require Beverly Hills Bancorp, Ampex, Galey & Lord, or Medialive to continue their reporting obligations with respect to the fiscal year in which a registration statement filed under the Securities Act was required to be updated.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. (See, e.g., Beverly Hills Bancorp Inc. (available March 13, 2009); Ampex Corporation (available November 14, 2008); Loudeye Corp. (available November 7, 2006); Galey & Lord, Inc. (available May 10, 2004); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); and PayPal, Inc. (available November 13, 2002).) In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective, or were updated pursuant to Section 10(a)(3) during the relevant fiscal year, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a transaction in which a company became privately owned and ceased to have any public securities outstanding.

Conclusion

In light of the Staff's position in the above and other similar situations, the Company's current capital structure, the fact that the Company has filed its most recently required Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the policy arguments presented, the Company seeks the Staff's concurrence with the Company's view that the Section 10(a)(3) updates of the Company's registration statements during the fiscal year ended December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 to suspend the Company's duty to file with the Commission the reports required by Section 13(a) and 15(d) of the Exchange Act.

Due to the expense, time and effort involved in preparing and filing the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (which will have to commence long before the March 31, 2010 deadline) and the absence of accounting and finance personnel required to prepare such report, we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (210) 270-9367 or dlansdale@fulbright.com.

Very truly yours,

/s/ Daryl L. Lansdale, Jr.

Daryl L. Lansdale, Jr.